UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER:333-129195-01 and 333-129195-02
CUSIP NUMBER: 52520Y AB 39

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I — REGISTRANT INFORMATION

Lehman Brothers Holdings E-Capital Trust I Lehman Brothers Holdings E-Capital LLC I
Full Name of Registrant

N/A
Former Name if Applicable

1271 Avenue of the Americas
Address of Principal Executive Office (Street and Number)

New York, New York 10020
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Neither Lehman Brothers Holdings E-Capital Trust I (the “Trust”) nor Lehman Brothers Holdings E-Capital LLC I (the “LLC”, and together with the Trust, the “Registrants”) is timely filing its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 (the “Form 10-Q”).

The Registrants jointly file Quarterly Reports on Form 10-Q with reduced disclosure as permitted by Instruction H of Form 10-Q and because the cash flows, results of operation and financial condition of the Registrants are substantially dependent on the LBHI debenture held by the LLC, such reports refer the reader to the Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K of Lehman Brothers Holdings Inc. (“LBHI”).  LBHI’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2009 (the “LBHI 10-Q”) was not timely filed, and as of the date hereof, has not been filed.  The principal reasons for LBHI’s inability to file the LBHI 10-Q at this time are as follows: (1) the filing by LBHI of a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on September 15, 2008 in a jointly administered proceeding named In re Lehman Brothers Holdings Inc., et. al. under Case Number 08-13555; (2) the commencement of various administrative or civil rehabilitation proceedings of LBHI’s subsidiaries comprising significant parts of LBHI’s European and Asian businesses; (3) the sale since September 15, 2008 of significant businesses comprising LBHI’s historical business; and (4) the completion on May 4, 2009 of the transfer to Neuberger Berman Group LLC of LBHI’s investment management business, as described in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2009.  Additional information regarding LBHI’s failure to timely file the LBHI 10-Q is available in LBHI’s Notification of Late Filing on Form 12b-25 filed with the Securities and Exchange Commission on October 14, 2009.

As a result of LBHI’s inability to timely file the LBHI 10-Q, the bankruptcy filing by LBHI and the other events described above, the Registrants are currently unable to complete the preparation of their consolidated financial statements for the fiscal quarter ended September 30, 2009 (the “Consolidated Financial Statements”) in as much as they currently have neither access to major components of their internal systems nor the ability to prepare the Consolidated Financial Statements and the remainder of the Form 10-Q, with all the required disclosures, to have them properly certified by their current executive officers, and have them reviewed by their independent auditors.  The Registrants will not be in a position to file the Form 10-Q by the fifth calendar day following the required filing date, November 16, 2009, as prescribed in Rule 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William Fox	(646)	285-9000
	Regular Trustee, Lehman Brothers Holdings E-Capital Trust I
	Chief Financial Officer and Executive Vice President, Lehman Brothers Holdings Inc.
	(Managing Member of Lehman Brothers Holdings E-Capital LLC I)
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

Neither of the Registrants have filed its Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2009, March 31, 2009, September 30, 2008 or Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes* ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*      The Registrants have not been able to prepare their consolidated financial statements, which are substantially dependent on those of LBHI, for any of their fiscal periods since the fiscal quarter ended September 30, 2008. However, the Registrants anticipate, based on the information currently available to them, that results of operations for the quarter ended September 30, 2009 will be significantly different from those for the corresponding period for the last fiscal year due to significant developments relating to LBHI over the past year.  The Registrants’ quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008 have been filed with the Securities and Exchange Commission.  LBHI has filed its quarterly reports on Form 10-Q for the quarterly periods ended February 29, 2008 and May 31, 2008, and a Current Report on Form 8-K on September 10, 2008 containing certain preliminary information relating to its earnings for the quarterly period ended August 31, 2008.  Additionally, on January 14, 2009, LBHI filed a Current Report on Form 8-K containing a status report on LBHI’s bankruptcy proceedings, which includes certain financial information relating to periods since the commencement of LBHI’s bankruptcy proceedings on September 15, 2008, and on January 30, 2009, March 10, 2009, April 13, 2009, May 20, 2009, June 4, 2009, June 15, 2009, July 8, 2009, August 21, 2009, September 16, 2009 and October 14, 2009, LBHI filed Current Reports on Form 8-K that include certain financial information relating to periods subsequent to the commencement of LBHI's bankruptcy proceedings.  Reference is made to the information presented in such reports with regard to the results for such periods.

Lehman Brothers Holdings E-Capital Trust I

Lehman Brothers Holdings E-Capital LLC I

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16, 2009

LEHMAN BROTHERS HOLDINGS E-CAPITAL TRUST I

		By:	/s/ William Fox
		Name:	William Fox
		Title:	Regular Trustee

Date:	November 16, 2009

LEHMAN BROTHERS HOLDINGS E-CAPITAL LLC I

By: Lehman Brothers Holdings Inc., as Managing Member

		By:	/s/ William Fox
		Name:	William Fox
		Title:	Chief Financial Officer, Controller, Treasurer and Executive Vice President